AST SpaceMobile, Inc.

Midland International Air & Space Port

2019 Enterprise Lane

Midland, Texas 79706

June 29, 2022

VIA EDGAR

U.S. Securities and Exchange Commission,

Division of Corporation Finance,

100 F. Street, N.E.,

Washington, D.C. 20549-7010.

Re:	AST SpaceMobile, Inc.
Registration Statement on Form S-3
File No. 333-265513
Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, AST SpaceMobile, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement on Form S-3 (the “Registration Statement”), and declare the Registration Statement effective as of 4:00 PM, Eastern Daylight Time, on July 1, 2022, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Sullivan & Cromwell LLP, requests by telephone that such Registration Statement be declared effective.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Jared M. Fishman at Sullivan & Cromwell LLP at (212) 558-1689 or by email (fishmanj@sullcrom.com).

Very truly yours,

AST SpaceMobile, Inc.

By:	/s/ Sean R. Wallace
Name:	Sean R.Wallace
Title:	Chief Financial Officer

cc:	Brian Heller, Executive Vice President, General Counsel and Secretary, AST SpaceMobile, Inc.
Jared M. Fishman, Sullivan & Cromwell LLP